BD 3/2

SECU 10028181 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 MacArthur Blvd., Suite 220
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Williams 949-975-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BD 3/8

OATH OR AFFIRMATION

I, Kevin Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Global Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

K. SYPHENGPHETH
COMM. # 1864879
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
My Comm. Expires Sept. 14, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • (818) 401-8800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Directors
North Global Securities, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of North Global Securities, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Global Securities, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2010

NORTH GLOBAL SECURITIES, INC.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	14,970
Other assets		833
Total assets	$	15,803

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	750
Total liabilities		750
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 100,000 shares authorized, issued and outstanding		35,000
Additional-paid-in-capital		47,000
Retained deficit		(66,947)
Total stockholder's equity		15,053
Total liabilities and stockholder's equity	$	15,803

NORTH GLOBAL SECURITIES, INC.

Statement of Income
For the year ended December 31, 2009

REVENUE:	
Commission income	$ 284,739
Interest income	8
Other income	319
Total income	285,066
EXPENSES:	
Commission expense	167,808
Occupancy	41,900
Professional fees	62,928
Other operating expenses	25,785
Total expenses	298,421
NET LOSS BEFORE INCOME TAXES	(13,355)
INCOME TAX PROVISION (Note 3)	
State income tax expense	800
NET LOSS	$ (14,155)

The accompanying notes are an integral part of these financial statements

NORTH GLOBAL SECURITIES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2009

		Common Stock		Additional Paid-in Capital		Retained Deficit		Total Stockholders' Equity
Beginning balance January 1, 2009	$	35,000	$	47,000	$	(52,792)	$	29,208
Net loss						(14,155)		(14,155)
Ending balance December 31, 2009	$	35,000	$	47,000	$	(66,947)	$	15,053

The accompanying notes are an integral part of these financial statements

NORTH GLOBAL SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (14,155)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Other assets	381
Increase (decrease) in:	
Accounts payable	(3,500)
Total adjustments	(3,119)
Net cash used in operating activities	(17,274)
Decrease in cash	(17,274)
Cash - beginning of year	32,244
Cash - end of period	$ 14,970
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

North Global Securities, Inc. (the "Company") was formed in 2004 under the laws of State of California. On September 14, 2008, the Company changed its legal name from CNP Securities, Inc., to North Global Securities, Inc.

The firm is a member with the Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Securities Investor Protection Corporation (SIPC). The Company is engaged in direct participation programs in Real Estate Investment Trusts (REIT's) and Tenant in Common (TICs) products.

The Company does not hold customer funds and/or securities. They execute trades themselves through subscription documents.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Summary of significant accounting policies

Property and equipment purchases over $1,500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2009.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2009 the company's net capital of $14,220 exceeded the minimum net capital requirement by $9,220; and the Company's ratio of aggregate indebtedness ($750) to net capital was 0.05 to 1, which is less than 15:1 ceiling.

Note 3: INCOME TAXES

For the year ended December 31, 2009 the Company recorded the following income tax provision:

Current State Taxes	$ 800
	$ 800

Note 4: COMMITMENTS

The Company leases office space from a related party on a month to month basis in the amount of $ 3,100 a month.

Note 5: CONTINGENCIES

On September 16, 2009, the Company and its principal, Kevin Williams, were named in a FINRA arbitration proceeding. The transaction in question was executed prior to Mr. Williams registering with or being affiliated in any manner with the Company. The transaction was executed on March 12, 2008 by Mr. Williams through the Land Entitlement Fund which had no affiliation whatsoever at the time with the Company. Mr. Williams was not registered with the Company until March 24, 2008 and did not take ownership of the Company until April of 2008. FINRA did not approve the change of ownership until September of 2008. No other transactions were executed in the Land Entitlement Fund after the transaction in question and none of the business for the Land Entitlement Fund was ever executed through or supervised by the Company. Based upon these facts, the principal, Kevin Williams, believes the claim against the Company is frivolous and without merit. As of the date of these financials, the principal has not yet retained legal counsel.

NORTH GLOBAL SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2009

	Focus 12/2009	Audit 12/2009	Change
Stockholders' equity, December 31, 2009	$15,053	$15,053	$0
Subtract - Non allowable assets:			
Other assets	833	833	-
Tentative net capital	14,220	14,220	-
Haircuts:	-	-	-
NET CAPITAL	14,220	14,220	-
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	9,220	9,220	-
Aggregate indebtedness	750	750	-
Ratio of aggregate indebtedness to net capital	0.05%	0.05%	

There were no reported differences between the audit and focus filed at December 31, 2009.

The accompanying notes are an integral part of these financial statements.

NORTH GLOBAL SECURITIES, INC.

December 31, 2009

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
North Global Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of North Global Securities, Inc. for the year ended December 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Great Pacific Securities including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Board of Directors
North Global Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2010

NORTH GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2009

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

CRD #132918

NORTH GLOBAL SECURITIES, INC.

Table of Contents